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Exhibit 12.2

Computation of Ratio of Adjusted EBITDA to interest expense and preferred dividends
$ in thousands, except ratios

	For the Years Ended December 31,
	2011	2010	2009	2008	2007
Adjusted EBITDA(1):
Net income (loss)	$(25,693)	$80,206	$(769,847)	$(181,767)	$236,602
Add: Interest expense(2)	345,914	346,500	481,116	666,706	629,272
Add: Income tax expense (benefit)	(4,719)	7,023	4,141	10,175	6,972
Add: Depreciation and amortization(3)	63,928	70,786	98,238	102,745	99,427
Add: Provision for loan losses	46,412	331,487	1,255,357	1,029,322	185,000
Add: Impairment of assets(4)	22,386	22,381	141,018	334,830	144,184
Add: Stock-based compensation expense	29,702	19,355	23,593	23,542	17,601
Less: Gain on early extinguishment of debt, net	(101,466)	(108,923)	(547,349)	(393,131)	(225)

Total Adjusted EBITDA(1)(5)	$376,464	$768,815	$686,267	$1,592,422	$1,318,833
Interest expense and preferred dividends:
Interest expense(2)	$345,914	$346,500	$481,116	$666,706	$629,272
Preferred dividends	42,320	42,320	42,320	42,320	42,320

Total interest expense and preferred dividends	$388,234	$388,820	$523,436	$709,026	$671,592
Adjusted EBITDA/interest expense and preferred dividends	1.0x	2.0x	1.3x	2.2x	2.0x

Explanatory Notes:

(1)
Adjusted EBITDA should be examined in conjunction with net income (loss) as shown in the Company's Consolidated Statements of Operations. Adjusted EBITDA should not be considered as an alternative to net income (loss) (determined in accordance with GAAP) as an indicator of the Company's performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is Adjusted EBITDA indicative of funds available to fund the Company's cash needs or available for distribution to shareholders. Rather, Adjusted EBITDA is an additional measure for the Company to use to analyze how its business is performing. In addition, in calculating its ratio of Adjusted EBITDA to interest expense and preferred stock dividends, the Company makes adjustments for impairments of assets and provisions for loan losses because they are significant non-cash items and the Company believes that investors may find it useful to consider the Company's coverage of its interest and preferred dividend payments without the effect of these non-cash items, as an additional measure to earnings to fixed charges. It should be noted that the Company's manner of calculating Adjusted EBITDA may differ from the calculations of similarly-titled measures by other companies.

(2)
For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, interest expense includes $1,126, $31,632, $68,025, $49,177 and $19,760, respectively, of interest expense reclassified to discontinued operations.

(3)
For the years ended December 31, 2011, 2010, 2009, 2008 and 2007, depreciation and amortization includes $1,309, $9,122, $37,645, $42,426 and $45,145, respectively, of depreciation and amortization reclassified to discontinued operations.

(4)
For the years ended December 31, 2011, 2010 and 2009, impairment of assets includes $18, $6,063 and $14,133, of impairment of assets reclassified to discontinued operations.

(5)
Prior period presentation has been restated to conform to current period presentation.

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  Exhibit 12.2
Computation of Ratio of Adjusted EBITDA to interest expense and preferred dividends $ in thousands, except ratios